Item 77I Deutsche Real Estate Securities Fund and Deutsche Real Estate Securities Income Fund
(each, a series of Deutsche Securities Trust, formerly DWS Securities Trust)

Class R6 shares for Deutsche Real Estate Securities
Fund (formerly DWS RREEF Real Estate Securities
Fund) and Deutsche Real Estate Securities Income
Fund (formerly DWS RREEF Real Estate Securities
Income Fund) became effective on August 25, 2014.
Class R6 shares are sold solely to participants in certain retirement plans, without a front-end sales load, a CDSC, a distribution fee or a service fee.
There is no minimum initial investment and no minimum additional investment for purchases of Class R6 shares.





 For internal use only
\\Mfmaog02\F_Admin\Shared\Financial
Reporting\Deam\Production\2014\12.2014\N-SAR\N-SAR
Backup\Deutsche Securities Trust (Annual)\Letters\Exhibit 77I
Securities Trust - New Class R6 And Institutional
Reopened.Docx
 For internal use only

 For internal use only